SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of May, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Q1 2011 IMS

News Release

Aviva plc Interim Management Statement

3 months to 31 March 2011

17 May 2011
Strong progress continues
with a good start to 2011

General insurance: strong premium growth and improved profitability
■ Strong performance driven by combination of pricing actions, improved efficiency and improving market conditions

■ Net written premiums of £2.7 billion: 14% increase on 4Q10 and 9% increase on 1Q10

■ Group combined operating ratio strong at 97% (1Q10:  102%)

■ UK general insurance sales up for fifth consecutive quarter - 20% increase to over  £1 billion  (1Q10: £0.9 billion)

■ Brand strategy working well - 580,000 additional UK motor customers since the start of 2010

■ Appointed Preferred Strategic Partner to HSBC across Europe and extended the existing general insurance agreement in the UK until 2016

Life insurance: increasing returns from a change in business mix
■ Improved profitability - new business internal rate of return ex Delta Lloyd increases to 13.7% (1Q10:  12.3%)

■ Long-term savings sales of £8.8 billion: level with 4Q10 and 14% decrease on 1Q10 as less profitable business is reduced

■ Management actions to improve profitability and capital efficiency drive lower sales volumes in Italy and US

Good strategic progress
■ Continued focus on priority markets where we have strength and scale

■ Reduced shareholding in Delta Lloyd from 58% to 43%, generating gross cash proceeds of £381 million

■ On track to meet the group's near-term financial targets

Andrew Moss, group chief executive, commented:

"We have made a good start to the year.  Our general insurance performance is a real highlight; sales are up strongly and profitability is good.  Life sales are down on 2010, primarily because we have driven new business returns higher by changing our product mix to focus on more profitable business.

"We're also committed to making further strategic progress and have reduced our holding in Delta Lloyd, freeing up capital to earn better returns elsewhere.

"By making the most of our powerful combination of life and general insurance and by ensuring we put our customers at the heart of our business, I'm confident that Aviva will continue to thrive in 2011."

IRR and life new business margin

	Quarter 1 2011	Quarter 1 2010
Regional IRR
United Kingdom	16%	14%
Aviva Europe	13%	11%
North America	14%	13%
Asia Pacific	13%	12%
Group IRR excluding Delta Lloyd	13.7%	12.3%
Delta Lloyd	9%	5%
Group IRR	13.1%	11.3%

Group life new business margin	2.5%	2.3%
Group life new business margin excluding Delta Lloyd	2.9%	2.8%

General insurance combined operating ratio

	Quarter 1 2011	Quarter 1 2010
Group	97%	102%

United Kingdom	98%	104%
Aviva Europe	95%	111%
North America	98%	99%

World-wide total sales

	Quarter 1 2011 £m	Quarter 4 2010 £m	Quarter 1 2010 £m	Sterling % change on 4Q10	Sterling % change on 1Q10	Local currency % change on 1Q10
Total long-term savings sales	8,764	8,767	10,174	-	(14)%	(12)%
General insurance and health net written premiums	2,690	2,363	2,465	14%	9%	10%
World-wide total sales	11,454	11,130	12,639	3%	(9)%	(8)%
Capital position
					31 March 2011	31 December 2010
IFRS net asset value per share					460p	454p
MCEV net asset value per share					576p	542p
IGD solvency surplus on a pro forma basis					£3.3bn	£3.8bn

Contacts

Investor contacts	Media contacts	Timings	Contents
Andrew Moss +44 (0)20 7662 2286 Pat Regan +44 (0)20 7662 2228 Charles Barrows +44 (0)20 7662 8115 Jonathan Price/Jane Gillis +44 (0)20 7662 2111/8048	Nigel Prideaux +44 (0)20 7662 0215 Sue Winston +44 (0)20 7662 8221 Andrew Reid +44 (0)20 7662 3131	Real-time media conference call 0745 hrs BST Analyst conference call 0930 hrs BST	Group chief executive's review 1 Regional performance 2 Capital position 6 Statistical supplement 8

Media
There will be a conference call today for real-time media at 0745 hrs (BST). The conference call will be hosted by Andrew Moss, group chief executive.

The Aviva media centre at www.aviva.com/media includes images, company information and news release archive. Photographs are available on the Aviva media centre at www.aviva.com/media.

Analysts
There will be a conference call for analysts and investors at 0930 hrs (BST) on +44 (0) 207 162 0125 (access code 895124), which will be hosted by Andrew Moss.  There will be a replay facility on +44 (0) 20 7031 4064 (access code 895124) until 31 May 2011.

Group chief executive's review

Good operational performance ...

This has been a successful first quarter for Aviva.  We have continued to focus on profitability and rigorous allocation of capital, the disciplined management of new business flows and driving further value from our existing operations.

In general insurance, the positive momentum of 2010 has continued as we capitalise on improving market conditions through a combination of our strong market position and effective management actions.

In life insurance, we have concentrated on the profitability and capital efficiency of our business, focusing on the areas where we will earn optimal returns.

In our asset management business, we continued to increase the percentage of revenues from higher margin, external funds.

We remain firmly on track to deliver on all the near-term financial targets we have set out for profitability, operational capital generation and cost savings.

... and good strategic progress.

At the same time, we have demonstrated good strategic progress.  In line with our strategy of focusing our capital and efforts in markets where we have strength and scale, in April we sold part of our shareholding in Delta Lloyd, reducing our stake from 58% to 43% and generating total cash proceeds of £381 million.

Strong momentum continues in general insurance...

General insurance and health net written premiums were £2,690 million, up 14% on 4Q10 and up 9% on 1Q10.  This is a direct consequence of actions we have taken, such as reshaping the UK portfolio, pricing actions and greater operational efficiency, combined with improving market conditions.

In the UK general insurance business, sales increased for the fifth consecutive quarter, up 20% on 1Q10, with sales of just over £1 billion and this is driving a significant increase in the UK motor book.

Aviva has no exposure to the catastrophe events in Australia, Japan and New Zealand in the first quarter.

...and profitability remains strong.

This strong volume growth has been achieved at the same time as further improving the underlying profitability of the business through disciplined underwriting and sophisticated pricing. The group combined operating ratio (COR) for the first quarter improved to 97% (1Q10: 102%).  In addition, the quality of the earnings has continued to improve with lower prior year reserve releases.

Disciplined approach in life insurance...

The first quarter saw further improvements in life new business profitability, although, at £8,764 million, long-term savings sales were level with 4Q10 and down 14% on 1Q10. This was primarily driven by our actions both in the United States, where we continued to focus on generating profitable growth, and also in Italy, where the group saw very strong new business volumes in 1Q10 and where we have reduced sales of capital intensive with-profit products.

In the UK, our continued focus on profitability helped us to increase IRRs and margins to 16% and 3.7% respectively.

...ensuring good quality, profitable sales.

As a result of actions taken across the group to improve the sales mix, the group's life new business IRR increased to 13.1%, ahead of our near term target (1Q10: 11.3%). Life new business margins improved to 2.5% from 2.3% at 1Q10. Excluding Delta Lloyd, we achieved IRRs of 13.7% and margins of 2.9%.

We are actively pursuing growth in the most profitable product areas.  In Europe, for example, sales of higher margin protection and unit-linked products increased by 3% and 7% respectively.  In the UK, we grew protection sales by 8% partly as a result of a successful family protection television advertising campaign.

Building a great franchise

Our continued commitment to improving customer service was acknowledged by insurance brokers in the UK, who voted Aviva the top insurer for underwriting and claims service, in both personal and commercial lines.

Aviva's ability to offer excellent products and services in both life and general insurance continues to prove attractive to our partners.  In Europe, we have become a Preferred Strategic Partner to HSBC and we are optimistic that this will lead to further opportunities.  Profitability remains strong in this area with, for example, our UK bancassurance IRR at 15% and a European bancassurance IRR at 18%, excluding Delta Lloyd.

Robust balance sheet

The IFRS net asset value per share has increased by 6 pence to 460 pence (31 December 2010: 454 pence) and on an MCEV basis the net asset value per share has increased by 34 pence to 576 pence (31 December 2010:  542 pence).

Our Insurance Groups' Directive (IGD) surplus was £3.3 billion on a pro forma basis as at 31 March 2011, reflecting adverse market movements and after allowing for the final dividend declared in March 2011.

Outlook

The strength of our performance in the first quarter gives us further confidence in the delivery of our near-term financial targets.

We will continue to drive life new business profitability.  Although we are mindful of near-term macro-economic challenges in some European markets, our regional spread and focus on optimising our product mix mean we remain confident about our long-term growth prospects.

In general insurance, we expect strong performance in 2011 across all our markets, both in terms of sales and profitability.

Andrew Moss
Group chief executive

Regional performance

United Kingdom

-        IRR 16% (1Q10: 14%)
-        COR of 98% (1Q10: 104%)
-        Life and pension sales of £2,513 million - down 2%
         (1Q10: £2,557 million)
-        General and health insurance net written premium
         of £1,251 million - up 15% (1Q10: £1,090 million)

Excelling in life and general insurance, and making the most of this powerful combination

In the UK we have started the year well with sales maintained in the first quarter at £4,091 million. Our continued focus on profitability has resulted in an increased IRR of 16% (1Q10: 14%) and an MCEV margin increase to 3.7% (1Q10: 3.2%). Our general insurance COR is on track to meet our full year group target of 97% (1Q11: 98%).

Our strong brand is delivering real business benefit with high levels of visibility, recognition and consideration. In the first quarter spontaneous awareness levels peaked at 58% (FY10: 54%).  More customers are choosing Aviva for their insurance needs, with particular success in our life family protection and general insurance advertising campaigns, featuring Paul Whitehouse. Life protection sales were up in the first quarter and we have attracted 580,000 additional, new motor customers in total since the start of 2010 and 118,000 in the first quarter of this year alone.

General insurance: continuing momentum with strong and profitable sales
Our general insurance business continues to deliver an excellent, profitable performance. Momentum continues to build with general insurance net written premiums increasing for a fifth consecutive quarter up 20% to £1,092 million (1Q10: £913 million). We were proud to be voted by brokers as the number one insurer1 for underwriting and claims service in both personal and commercial lines.

Motor insurance is the key highlight, with customer numbers reaching two million, bought direct, through brokers or through the RAC Panel.  Rolling out 'direct pricing' to brokers has resulted in an increase in net written premiums of 60% compared to 1Q10 and 180,000 new broker customers since the start of 2010. Direct motor customers have increased by 240,000 and the RAC Panel by 160,000 over the same period. We continue to explore new routes to market and plan to extend our distribution through aggregators in the summer with a new, separately branded internet-only offering.

We continue to see a similar rating environment to 2010 with rate increases over the past year of 24% in personal motor, 6% in homeowner and 10% in commercial motor.  Conditions in commercial property and liability remain soft and increases are in low single digits.

Life: strong underlying life and pensions sales growth
Underlying life and pension sales were up 7% to £2,373 million, excluding bulk purchase annuity sales (1Q10: £2,213 million).

Pensions, individual annuities and protection products were the highlights in the first quarter. Total pension sales rose 19% to £1,124 million (1Q10: £941 million) with a strong result in individual pensions (including group personal pensions), up 39%, the strongest sales result since 2006. This reflects our investment and focus on those advisers who we are confident will succeed pre and post the Retail Distribution Review (RDR).

Sales of individual annuities were 21% higher at £645 million (1Q10: £533 million) as we continued to leverage our industry-leading position. Sales of bulk purchase annuities were lower at £140 million (1Q10: £344 million) as we chose not to write business that did not meet our financial criteria.

Protection sales were up 8% at £250 million (1Q10: £231 million), boosted by our successful family protection television advertising campaign.  We expect the launch of our protection products for Santander in June to accelerate our growth in this profitable market.

Investment sales were lower at £327 million (1Q10: £426 million) primarily reflecting the high 2010 comparator which included an uplift in volumes as investors returned to property funds in the first part of 2010.

We are well prepared for RDR.  Our multi-product, multi-distribution approach, including being the market-leader in bancassurance, is a unique strength as 85% of our new business value is unaffected by RDR. We have already introduced RDR-friendly products which have been positively received. For example circa 65% of sales on our new individual pension are written on a consumer agreed fee basis. In addition, more than 10,000 financial advisers are pursuing the new industry advice qualifications through our Financial Adviser Academy.

During 2011 we will be integrating our successful adviser web portal and existing wrap platform to provide a single home for our investment propositions and risk-based solutions. The platform will be the biggest in the market with over £56 billion of assets and 2.75 million customers, enabling advisers to manage new and existing business across a wider range of products in one place.  Advisers will also be able to create and tailor the documents they need from our systems, thus improving the service they can provide to their customers. By operating a single system we are able to service this business more effectively and efficiently.

Extending our market-leading bancassurance franchise
As the only scale life and general insurance provider in the UK we are delivering significantbenefit from operating the businesses together.  In the first quarter we are delighted to have strengthened our relationship with HSBC.  We have become a Preferred Strategic Partner across Europe and have extended our general insurance agreement in the UK until 2016.  We are optimistic that our partnership will lead to further opportunities to work together.

1  Insurance Age awards, 2011

Europe

Aviva Europe

-         IRR 13% (1Q10: 11%)
-         COR of 95% (1Q10: 111%)
-         Life and pension sales of £3,249 million - down 24%
           (1Q10: £4,285 million)
-         General insurance & health net written premiums increased by 3% to £614 million (1Q10: £597 million)

Well-placed for growth opportunity
Our strategy centres on growing in our five biggest markets - France, Ireland, Italy, Poland and Spain - as well as in the growth markets of Russia and Turkey.  Our target markets have a total population of over 429 million people.

Although mindful of near-term macro-economic challenges in Europe, as the largest life and pensions market in the world, there is still significant opportunity for growth.

Competitive advantage through our leading bancassurance model
We are Europe's leading bancassurer, with over 50 agreements in place.  We have well embedded relationships with our partner banks, aimed at meeting customer needs, with innovative and customer-centric products through an established and trusted distribution network.

Focus on capital discipline and profitability
Sales of with-profit products are down 39% against 1Q10, primarily driven by disciplined management actions in Italy and France.  This contributed to an IRR of 13%, 2pp better than 1Q10 (1Q10: 11%).  We increased sales of higher-margin protection and unit-linked products by 3% and 7% respectively.  Our life new business margin of 3.6% is up 0.2pp on 1Q10.

Life and pensions sales were 24% lower at £3,249 million (1Q10: £4,285 million), equivalent to a 21% decrease on a local currency basis.  Excluding with-profit products, sales on a local currency basis have increased by 4%.

Growing in general insurance and health
Net written premiums increased by 3% to £614 million (1Q10: £597 million), equivalent to a 7% increase on a local currency basis.  This reflects the successful rating actions we have taken on the motor business in France, Ireland and Italy.

The general insurance COR has moved from 111% to 95% (97% when adjusted for seasonal effects).  The improvement in the COR is driven by benign weather in the first quarter in both France and Ireland.  Furthermore, the COR has been supported by management actions to improve underwriting and pricing.

France
Sales decreased by 18% to £1,271 million (1Q10: £1,550 million) in line with the general contraction of the savings market, an exceptional 1Q10 and following deliberate management actions to improve the profitability of the with-profits portfolio. Promotional activities in partnership with Credit du Nord increased unit-linked sales by 123%.

Italy
Sales in Italy declined by 44% to £874 million (1Q10: £1,567 million) driven by management actions to de-emphasise with-profits sales. A joint focus with our banking partners led to growth in sales of protection and unit-linked savings, which rose by 12% and 3% respectively, on a local currency basis.   As a result, the IRR increased to 12% (1Q10: 10%).

Spain
Sales decreased by 11% to £524 million (1Q10: £590 million).  Sales were heavily impacted both by difficult market conditions, and low levels of consumer lending.   The Spanish government has announced structural reform of the financial sector, requiring recapitalisation of the savings banks.  We are working closely with each of our partners in this regard to protect our current distribution footprint.

Ireland
Despite tough economic conditions we saw sales increase by 13% to £280 million (1Q10: £247 million), with protection sales increasing by 14% to £33 million.   Sales volumes also benefitted from a tranche of single premium investment bonds. Excluding this product, sales decreased by 9%.

Poland
Sales have decreased by 28% to £149 million (£206 million).  We have redirected our sales-force towards protection and unit-linked products, resulting in an increase of 16% and 27% respectively, compared to 1Q10. Pension sales have declined 65% yet, as a market leader, with assets under management of £11 billion, we already have the scale that many competitors are still trying to achieve.

Turkey & Russia
We achieved record sales in Turkey, up 43% and in Russia sales have doubled compared to 1Q10.

Delta Lloyd

The partial disposal of Aviva's stake in Delta Lloyd, which was completed on 6 May 2011 following shareholder approval, reduces Aviva's holding from 58% to 43% of the ordinary shares.  From now on, we will deconsolidate the results of Delta Lloyd because we hold less than 50% and we will report our retained associate interest.

As disclosed in the Offering Circular published on 13 April 2011, this will result in a reduction in Aviva's net asset value, reflecting the revaluation of the reduced holding to market value at the transaction date.

While the Benelux market continues to be challenging, Delta Lloyd is well-placed to benefit from any future rise in equity markets and interest rates. The expected economic recovery and rising interest rates will lead to more opportunities for concluding major pension contracts, notably in the group life market.

North America

-         IRR 14% (1Q10: 13%)
-         COR of 98% (1Q10: 99%)
-         Life and pension sales of £786 million - down 21%
          (1Q10: £997 million)
-         General insurance net written premiums of
          £426 million - up 7% (1Q10: £397 million)

In North America our focus is on profitable, organic growth and efficient use of capital. In the first quarter we continued to grow our life insurance business and returned to growth in our general insurance business.  However, as we anticipated, our focus on profitability led to a reduction in annuity volumes.  We are on track to meet the ambitious cost and efficiency objectives we announced late last year.

Life and pensions: focus on profitability continues
In the US, we continue to focus on generating profitable growth, writing business at attractive rates of return and diversifying our business mix by growing our life sales. This strategic focus on profitability, combined with a highly competitive marketplace in the last two quarters, resulted in total life and annuity sales of £786 million for the first three months (1Q10: £997 million) with an IRR of 14% (1Q10: 13%).

Our continued effort to diversify our product mix and broaden our distribution continues to deliver increased life sales and an improving pending premium pipeline. Life sales for the quarter were £243 million, an increase of 12% over the prior quarter although only marginally ahead of the prior year (1Q10: £242 million).

In our annuity market, we maintained our focus on profitability and capital efficiency, despite increased competition in indexed annuities. As a result, annuity sales were £543 million for the quarter, 28% lower than the previous year (1Q10: £755 million).

General insurance: return to growth
In Canada, net written premiums for the first three months were £426 million, 7% higher (4% on a local currency basis) than the same period last year (1Q10: £397 million). This return to growth follows previous decisions to exit poorly performing business. Our higher premiums reflect good growth in personal lines through a combination of rate increases, leveraging our sophisticated underwriting capabilities and risk selection.

Commercial lines premiums also increased, with premiums up 6% against 1Q10 (up 3% on a local currency basis), reflecting a very competitive market and our continued commitment to only writing business which meets our profitability criteria.

In the first quarter of this year we continued to focus on enhancing operational and underwriting effectiveness, and delivering our cost saving commitments.  Combined with normal seasonal weather experience we delivered a strong quarter performance - ahead of 1Q10 - at a COR of 98% (1Q10: 99%).

Asia Pacific

- IRR 13% (1Q10: 12%) - Life and pension sales of £426 million - up 4% (1Q10: £409 million)

Growth in franchise value
The Asia Pacific region delivered 14% growth in total sales to £597 million (1Q10: £525 million). Within this, life and pensions sales increased 4% to £426 million (1Q10: £409 million) and investment sales were higher at £141 million (1Q10: £102 million). General insurance and health net written premiums rose to £30 million (1Q10: £14 million).

Our new business IRR increased to 13% (1Q10: 12%) as a result of our disciplined focus on selling capital efficient products. The benefits of increasing scale, combined with repricing and reducing our sales of low margin products, meant that we improved our life new business margin significantly to 4.2% (1Q10: 2.4%).

As volume and profitability increase, Asia Pacific is well-positioned to continue to grow our franchise value.

Responding successfully to regulatory change
In China, against a backdrop of regulatory change which limits the number of partnerships banks may have with insurance companies, Aviva's sales reduced by 17% to £111 million (1Q10: £134 million).  Following our success as a first mover in the broker channel, the market has become extremely competitive.  However, we remain optimistic about the long term prospects in China.  We have maintained our financial discipline and improved the quality of insurance advisors within our joint venture, which saw a reduction in its agency sales force relative to 2010.  We are continuing to expand into more provinces to capture the growing population of high net worth and affluent middle class customers.

In India, our strategic response to local regulatory changes was to alter our product mix, selling fewer investment-linked products and a greater proportion of traditional insurance products.  This enabled us to maintain the sales volume at £36 million (1Q10: £37 million), down 3% on a local currency basis.

Delivering growth in other markets
By maintaining a well-diversified distribution channel, South Korea recorded life and pensions sales of £124 million (1Q10: £101 million), an increase of 23%, largely driven by robust bancassurance sales.

Our Singapore business continued its strong sales momentum and recorded life and pensions sales of £81 million (1Q10: £59 million), an increase of 37% against the previous year (27% on a local currency basis), driven by strong bancassurance sales and the introduction of our 'Aviva Advisors' distribution channel. Funds under administration in Singapore's Navigator platform also closed 17% higher at £1,023 million (1Q10: £878 million) (11% higher on a local currency basis).

Aviva Investors

-         Net external sales (excluding liquidity funds) of £0.6 billion (1Q10: £0.5 billion).
-         Gross external sales of £2.5 billion (1Q10: £1.6 billion)
-         Increase in revenues from external sources to 35%
          (1Q10: 32%).
-         78% of institutional funds performed above benchmark. For portfolios measured against a relevant peer group 74% performed above median over 1 and 3 years.

Growth in external sales
Aviva Investors strategy is to leverage our Aviva parentage and insurance heritage to increase external assets under management, and we continued to see progress in the delivery of this objective in the first quarter of 2011.

Net external sales (excluding liquidity funds) were £0.6 billion against £0.5 billion for the same quarter last year.  Gross external sales were £2.5 billion (1Q10: £1.6 billion). Net liquidity fund and cash sales were an outflow of £0.6 billion (1Q10: outflows of £0.1 billion).  As we continued to re-orient our business towards higher margin external funds, the percentage of revenues from external funds increased to 35% (1Q10: 32%).

We won a number of significant funded and unfunded mandates from pension schemes and financial institutions in the UK, Europe and the US during the quarter.  Highlights included partially funded mandates totalling more than €1 billion into our Real Estate Multi Manager funds from clients in the Netherlands including SPMS (a €5 billion scheme) and Philips (a €13 billion scheme), and a further $230 million into our Guaranteed Managed Solutions strategy (GMS) in the US, taking total GMS funded sales to around $1 billion since the product was launched last June.

During the quarter we secured important distribution agreements with two major international financial services institutions. We also received our Capital Markets Services Licence in Fund Management from the Monetary Authority of Singapore, allowing us to provide a broad range of fund management services there for retail and institutional investors, and helping to establish Singapore as a hub for our expansion in this fast-growing region.

Strong investment performance
At the end of the first quarter, 78% of institutional funds with a specified benchmark had performed above that benchmark over the 1 year and 3 year horizon (equally weighted), up from 73% at the year-end and 11 percentage points above the target of 67%.  For portfolios measured against a relevant peer group, 74% performed above median over 1 and 3 years, up from 70% at the year-end, with 27% in the top quartile over 1 and 3 years.

Assets under management of £262 billion (at 31 March 2011) showed an increase on the 2010 year-end figure of £260 billion.

Capital position

Capital generation

The active management of the generation and utilisation of capital remains a primary focus. We are on course to deliver at least £1.5 billion of operational capital in 2011.

Net asset value

The Group's estimated net asset value per share on an IFRS basis increased to 460 pence at 31 March 2011 (31 December 2010: 454 pence), including a reduction of about 2 pence as AAA collateralised bond spreads reduced in Delta Lloyd. On 1 April 2011, as a result of a change in the composition of the yield curve, further movements would have reduced net asset value per share by about 9 pence.  The estimated net asset value per share on an MCEV basis has also increased to 576 pence (31 December 2010: 542 pence). These figures do not include the impact of the final dividend declared in March 2011.

The Group remains committed to its intention to reduce hybrid debt by £0.7 billion over the next three years.  We have £1.4 billion of hybrid debt coming up for call over this three year period and we anticipate the residual £0.7 billion will be refinanced through the issue of new hybrid debt.  We continue to monitor market conditions carefully consistent with this strategy.

IGD solvency

The estimated group regulatory capital surplus based on the EU Insurance Groups' Directive as at 31 March on a pro forma basis was £3.3 billion. This is after accruing for the 2010 final dividend of £0.3 billion (net of scrip) and also reflects adverse market movements in the quarter. In the first quarter the FSA issued revised guidance on the treatment of AXXX structures for IGD solvency purposes. We have amended the capital structure of our existing 2009 transaction to offset any adverse impact from this. The pro forma position includes these revisions. In addition, the sale of Delta Lloyd shares announced in April is expected to increase the IGD solvency position by a further £0.1 billion.

Notes to editors
Aviva is a leading provider of life and pension products in Europe (including the UK) with substantial positions in other markets around the world, making it the world's sixth largest insurance group based on gross worldwide premiums at 31 December 2009.
Aviva's principal business activities are long-term savings, fund management and general insurance, with worldwide total sales* of £47.1 billion and funds under management of £402 billion at 31 December 2010.

* Based on 2010 published life and pensions PVNBP on an MCEV basis, total investment sales and general insurance and health net written premiums, including share of associates' premiums.

The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.

All sales figures have been translated at average exchange rates applying for the period. The average rates employed in this announcement are 1 euro = £0.85 (3 months to 31 March 2010: 1 euro = £0.88) and £1 = US$1.60 (3 months to 31 March 2010: £1 = US$1.57).

Growth rates in the press release have been provided in sterling terms unless stated otherwise. The supplements following present this information on both a sterling and local currency basis. All references to life and pensions sales in this announcement refer to the present value of new business premiums (PVNBP) unless otherwise stated.

Definition: Present value of new business premiums (PVNBP)
PVNBP is derived from the single and regular premiums of the products sold during the financial period and are expressed at the point of sale. The PVNBP calculation is equal to total single premium sales received in the period plus the discounted value of regular premiums expected to be received over the term of the new contracts. The discount rate used reflects the appropriate risk-free rate for the country and duration of business. The projection assumptions used to calculate PVNBP for each product are the same as those used to calculate new business contribution. The discounted value of regular premiums is also expressed as annualised regular premiums multiplied by a Weighted Average Capitalisation Factor (WACF). The WACF will vary over time depending on the mix of new products sold, the average outstanding term of the new contracts and the projection assumptions.

Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC").
          This announcement contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes these factors include, but are not limited to: the impact of difficult conditions in the global capital markets and the economy generally; the impact of new government initiatives related to the financial crisis; defaults in our bond, mortgage and structured credit portfolios; the impact of volatility in the equity, capital and credit markets on our profitability and ability to access capital and credit; changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect our profitability; risks associated with arrangements with third parties, including joint ventures; inability of reinsurers to meet obligations or unavailability of reinsurance coverage; a decline in our ratings with Standard & Poor's, Moody's, Fitch and A.M. Best; increased competition in the U.K. and in other countries where we have significant operations; changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for our products, our investment portfolio and credit quality of counterparties; the impact of actual experience differing from estimates on amortisation of deferred acquisition costs and acquired value of in-force business; the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of various legal proceedings and regulatory investigations; the impact of operational risks; the loss of key personnel; the impact of catastrophic events on our results; changes in government regulations or tax laws in jurisdictions where we conduct business; funding risks associated with our pension schemes; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.
          For a more detailed description of these risks, uncertainties and other factors, please see Item 3, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's Annual Report on Form 20-F as filed with the SEC on 24 March 2011. Aviva undertakes no obligation to update the forward-looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this announcement are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

Statistical Supplement

Contents

Analyses

1.       Trend analysis of PVNBP - discrete

2.       Geographical analysis of life, pension and investment sales

3.       Product analysis of life and pension sales

4.       Trend analysis of PVNBP - cumulative

5.       Geographical analysis of regular and single premiums - life and pensions sales

6.       Geographical analysis of regular and single premiums - investment sales

7.       Trend analysis of general insurance and health net written premiums - discrete and cumulative

1 - Trend analysis of PVNBP - discrete

	Present value of new business premiums1
	1Q10 £m	2Q10 £m	3Q10 £m	4Q10 £m	1Q11 £m	Growth on 4Q10
Life and pensions business
Pensions	941	1,120	967	1,034	1,124	9%
Annuities	877	726	688	879	785	(11)%
Bonds	412	416	449	409	271	(34)%
Protection	231	276	230	207	250	21%
Equity release	96	99	103	138	83	(40)%
United Kingdom	2,557	2,637	2,437	2,667	2,513	(6)%
France	1,550	1,277	1,042	1,049	1,271	21%
Ireland	247	229	204	258	280	9%
Italy	1,567	1,485	741	663	874	32%
Poland	206	113	150	134	149	11%
Spain	590	470	387	637	524	(18)%
Other Europe	125	133	124	156	151	(3)%
Aviva Europe	4,285	3,707	2,648	2,897	3,249	12%
Delta Lloyd 2	883	849	730	716	796	11%
Europe	5,168	4,556	3,378	3,613	4,045	12%
North America	997	1,337	1,334	1,060	786	(26)%
Asia Pacific	409	385	359	464	426	(8)%
Total life and pensions	9,131	8,915	7,508	7,804	7,770	-
Investment sales3	1,043	1,149	847	963	994	3%
Total long term saving sales	10,174	10,064	8,355	8,767	8,764	-

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses
3. Investment sales are calculated as new single premium plus the annualised value of new regular premiums

2 - Geographical analysis of life, pension and investment sales

	Present value of new business premiums1
	3 months 2011 £m	3 months 2010 £m	% Growth
			Sterling	Local2 currency
Life and pensions business
United Kingdom	2,513	2,557	(2)%	(2)%
France	1,271	1,550	(18)%	(15)%
Ireland	280	247	13%	18%
Italy	874	1,567	(44)%	(42)%
Poland	149	206	(28)%	(26)%
Spain	524	590	(11)%	(8)%
Other Europe	151	125	21%	27%
Aviva Europe	3,249	4,285	(24)%	(21)%
Delta Lloyd3	796	883	(10)%	(7)%
Europe	4,045	5,168	(22)%	(19)%
North America	786	997	(21)%	(20)%
China	111	134	(17)%	(18)%
Hong Kong	39	41	(5)%	(3)%
India	36	37	(3)%	(3)%
Singapore	81	59	37%	27%
South Korea	124	101	23%	23%
Other Asia	35	37	(5)%	(10)%
Asia Pacific	426	409	4%	2%
TOTAL LIFE AND PENSIONS	7,770	9,131	(15)%	(13)%
Investment sales4
United Kingdom	327	426	(23)%	(23)%
Aviva Europe	401	342	17%	21%
Delta Lloyd3	125	173	(28)%	(25)%
Europe	526	515	2%	5%
Australia (Aviva Investors)	74	55	35%	23%
Asia	67	47	43%	31%
Asia Pacific	141	102	38%	27%
Total investment sales	994	1,043	(5)%	(4)%
TOTAL LONG-TERM SAVINGS SALES	8,764	10,174	(14)%	(12)%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Growth rates are calculated based on constant rates of exchange.
3. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses
4. Investment sales are calculated as new single premium plus the annualised value of new regular premiums

3 - Product analysis of life and pension sales

	Present value of new business premiums1
	3 months 2011 £m	3 months 2010 £m	% Growth
			Sterling	Local2 currency
Life and pensions business
Pensions	1,124	941	19%	19%
Annuities	785	877	(10)%	(10)%
Bonds	271	412	(34)%	(34)%
Protection	250	231	8%	8%
Equity release	83	96	(14)%	(14)%
United Kingdom	2,513	2,557	(2)%	(2)%
Pensions	347	457	(24)%	(21)%
Savings	2,618	3,561	(26)%	(24)%
Annuities	29	20	45%	53%
Protection	255	247	3%	7%
Aviva Europe	3,249	4,285	(24)%	(21)%
Delta Lloyd3	796	883	(10)%	(7)%
Europe	4,045	5,168	(22)%	(19)%
Life	243	242	-	3%
Annuities	543	755	(28)%	(27)%
North America	786	997	(21)%	(20)%
Asia Pacific	426	409	4%	2%
TOTAL LIFE AND PENSIONS	7,770	9,131	(15)%	(13)%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Growth rates are calculated based on constant rates of exchange.
3. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses

4 - Trend analysis of PVNBP - cumulative

	Present value of new business premiums1
	1Q10YTD £m	2Q10 YTD £m	3Q10YTD £m	4Q10YTD £m	1Q11 YTD £m
Life and pensions business
Pensions	941	2,061	3,028	4,062	1,124
Annuities	877	1,603	2,291	3,170	785
Bonds	412	828	1,277	1,686	271
Protection	231	507	737	944	250
Equity release	96	195	298	436	83
United Kingdom	2,557	5,194	7,631	10,298	2,513
France	1,550	2,827	3,869	4,918	1,271
Ireland	247	476	680	938	280
Italy	1,567	3,052	3,793	4,456	874
Poland	206	319	469	603	149
Spain	590	1,060	1,447	2,084	524
Other Europe	125	258	382	538	151
Aviva Europe	4,285	7,992	10,640	13,537	3,249
Delta Lloyd2	883	1,732	2,462	3,178	796
Europe	5,168	9,724	13,102	16,715	4,045
North America	997	2,334	3,668	4,728	786
Asia Pacific	409	794	1,153	1,617	426
Total life and pensions	9,131	18,046	25,554	33,358	7,770
Investment sales3	1,043	2,192	3,039	4,002	994
Total long term saving sales	10,174	20,238	28,593	37,360	8,764

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses
3. Investment sales are calculated as new single premium plus the annualised value of new regular premiums

5 - Geographical analysis of regular and single premiums - life and pensions sales

	Regular premiums							Single premiums
	3 months 2011 £m	Local currency growth	WACF	Present value £m	3 months 2010 £m	WACF	Present value £m	3 months 2011 £m	3 months 2010 £m	Local currency growth
Pensions	135	45%	4.5	606	93	4.7	439	518	502	3%
Annuities	-	-	-	-	-	-	-	785	877	(10)%
Bonds	-	-	-	-	-	-	-	271	412	(34)%
Protection	39	8%	6.4	250	36	6.4	231	-	-	-
Equity release	-	-	-	1	-	-	-	82	96	(15)%
United Kingdom	174	35%	4.9	857	129	5.2	670	1,656	1,887	(12)%
France	24	(17)%	6.5	157	30	7.2	215	1,114	1,335	(14)%
Ireland	18	6%	3.6	65	17	4.3	73	215	174	28%
Italy	22	-	5.4	118	23	4.9	113	756	1,454	(46)%
Poland	12	(29)%	8.7	104	17	10.5	178	45	28	61%
Spain	28	(13)%	5.5	154	33	5.1	169	370	421	(9)%
Other Europe	28	56%	4.1	116	19	5.3	101	35	24	52%
Aviva Europe	132	(2)%	5.4	714	139	6.1	849	2,535	3,436	(24)%
Delta Lloyd1	55	22%	8.9	488	46	9.5	439	308	444	(28)%
Europe	187	4%	6.4	1,202	185	7.0	1,288	2,843	3,880	(24)%
North America	22	(4)%	11.0	242	23	10.3	237	544	760	(27)%
Asia Pacific	67	-	4.7	318	67	4.1	274	108	135	(22)%
TOTAL LIFE AND PENSIONS	450	13%	5.8	2,619	404	6.1	2,469	5,151	6,662	(21)%

1. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses

6 - Geographical analysis of regular and single premiums - investment sales

Investment sales	Regular			Single			PVNBP
	3 months 2011 £m	3 months 2010 £m	Local currency growth	3 months 2011 £m	3 months 2010 £m	Local currency growth	Local currency growth
United Kingdom	1	21	(95)%	326	401	(19)%	(23)%
Aviva Europe	2	1	100%	399	341	21%	21%
Delta Lloyd1	-	-	-	125	173	(25)%	(25)%
Europe	2	1	100%	524	514	5%	5%
Australia (Aviva Investors)	-	-	-	74	55	23%	23%
Asia	-	-	-	67	47	31%	31%
Asia Pacific	-	-	-	141	102	27%	27%
TOTAL INVESTMENT SALES	3	22	(86)%	991	1,017	(2) %	(4)%

1. Delta Lloyd, which operates in the Netherlands, Belgium and Germany, is managed independently from our other European businesses.

7 - Trend analysis of general insurance and health net written premiums - discrete and cumulative

	Net written premiums
						Growth on 1Q10	Growth on 4Q10
	1Q10 Discrete £m	2Q10 Discrete £m	3Q10 Discrete £m	4Q10 Discrete £m	1Q11 Discrete £m	Sterling %	Sterling %
UK*	1,090	1,151	1,171	1,127	1,251	15%	11%
Aviva Europe	597	471	400	485	614	3%	27%
Delta Lloyd	367	340	219	251	369	1%	47%
North America	397	599	484	478	426	7%	(11)%
Asia Pacific	14	18	18	22	30	114%	36%
Total net written premiums	2,465	2,579	2,292	2,363	2,690	9%	14%

*UK analysed as:
UK GI	913	1,029	1,050	1,054	1,092	20%	4%
Other1	177	122	121	73	159	(10)%	118%
UK	1,090	1,151	1,171	1,127	1,251	15%	11%

1. UK Other Includes Health and Group reinsurance business

	Net written premiums
						Growth on 1Q10
	1Q10 YTD £m	2Q10 YTD £m	3Q10 YTD £m	4Q10 YTD £m	1Q11 YTD £m	Sterling %	Local currency %
UK*	1,090	2,241	3,412	4,539	1,251	15%	15%
Aviva Europe	597	1,068	1,468	1,953	614	3%	7%
Delta Lloyd	367	707	926	1,177	369	1%	4%
North America	397	996	1,480	1,958	426	7%	4%
Asia Pacific	14	32	50	72	30	114%	100%
Total net written premiums	2,465	5,044	7,336	9,699	2,690	9%	10%

*UK analysed as:
UK GI	913	1,942	2,992	4,046	1,092	20%	20%
Other1	177	299	420	493	159	(10)%	(10)%
UK	1,090	2,241	3,412	4,539	1,251	15%	15%

1. UK Other Includes Health and Group reinsurance business

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 17 May 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary